UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 28, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: June 3, 2009

* Print the name and title of the signing officer under his signature.

ROCKWELL EXECUTIVE DIRECTORS
TO DEFEND SHAREHOLDER DEMOCRACY
AGAINST THREATENED PALA COURT CHALLENGE

May 28, 2009, Vancouver, BC - The Executive Directors of Rockwell Diamonds Inc. (TSX: RDI; JSE: RDI; OTCBB: RDIAF), David Copeland, P.Eng, Chairman, Dr. John Bristow, CEO and Dr. Mark Bristow, today responded to the May 27, 2009 news release of Pala Investment Holdings Limited in which Pala indicates that the Executive Directors do not have the standing to add anything to the agenda for the June 17, 2009 special shareholders meeting.

The Executive Directors issued an information circular on May 22, 2009, soliciting proxies to defeat Pala's two initiatives including removing the Executive Directors from office and terminating the previously shareholder-approved Shareholders Rights Plan. However in addition to defeating this thinly disguised cashless take-over by Pala, the Executive Directors are seeking shareholders' approval for a Fair Rights Offering and a denial of Pala's costs relating to the unnecessary special meeting. The shareholders should not have to bear the burden of the costs associated with this latest take-over attempt. Consequently, the Executive Directors have instructed their legal counsel to appear in British Columbia Supreme Court to defend the right of the Executive Directors to take their case to shareholders.

Mr. Copeland commented "The Rockwell Board supported the idea that the Executive Directors have the right to appeal directly to shareholders to offer a competing financing strategy to the Pala-backed rights offering. Based on the feedback we are getting, Rockwell shareholders are very concerned about Pala's offer of a rights-offering back-stop, and shareholders would much prefer to see a third party guarantee the rights offering as proposed in our Fair Rights Offering. It is clear Pala is attempting to stifle shareholder democracy by pushing an agenda with only negative options for our shareholders. The Executive Directors will continue to fight for Rockwell shareholders. It is obvious Pala underestimates Rockwell shareholders and their understanding of exactly what is at stake on June 17."

The Executive Directors have established a purpose-specific web site, www.executivedirectorsrockwell.com, where information is available for all shareholders relating to the issues concerning the Special Meeting. This site will be updated regularly and kept current leading up to the Special Meeting on June 17, 2009.

THE FUTURE OF ROCKWELL DIAMONDS INC. WILL BE DETERMINED BY THE
OUTCOME OF THIS VOTE. DO NOT ALLOW A DISSIDENT MINORITY
SHAREHOLDER TO TAKE CONTROL OF ROCKWELL AND YOUR INVESTMENT

VOTE ONLY THE GREEN PROXY

The Executive Directors urge you to support their continued stewardship of the Company by voting AGAINST the special resolution to remove them from office and by voting FOR a Fair Rights Offering, which will provide balance to the Company's shareholder constituents, by using the GREEN form of proxy.

For further information, contact:

The Laurel Hill Advisory Group by email at rockwellinfo@laurelhillag.com or by phone at:

	Toll free	Or Collect
North America	1-888-882-6737	1-416-637-4661
Europe	00-800-8655-1111
South Africa	0-800-982-179

The comments by the Executive Directors in this news release and on the website are solely their own and not of any other director. For general information about Rockwell please visit its own website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Investor Services deals with Company information and is not authorized to discuss matters or answer questions relating the contested special shareholders meeting. Questions relating to the Executive's Director's positions in respect of the Meeting should be directed to Laurel Hill Advisory Group as per above.

No regulatory authority has approved or disapproved the information contained in this news release.